Resolute Oncology Inc.
1200 Route 22 East, Suite 2000
Bridgewater, NJ
08807
Tel: 908-253-3590

August 21, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Dear Sirs and Mesdames:

Re: Resolute Oncology, Inc. (the “Company”)
Form 10-K for the Year Ended
December 31, 2012
Filed March 28, 2013
File No. 333-166848

Further to our letter of July 15, 2013 we advise that on August 21, 2013, we filed a Current Report on  Form 8-K under Items 2.01, 5.06 and 9.01 regarding our acquisition of Resolute Oncology GmbH.  With regards to the Company’s disclosure therein we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information in the interim, please do not hesitate to contact the undersigned.

Yours truly,

RESOLUTE ONCOLOGY INC.

Per:  /s/ Blair Sorby

Blair Sorby,
President